April 19, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Andrew Blume
Michael Kennedy
Mara L. Ransom
Sondra Snyder

Re:	Azure Power Global Limited
Amendment No. 2 to Registration Statement on Form F-1
Filed March 30, 2016
File No. 333-208584

Ladies and Gentlemen:

This letter on behalf of Azure Power Global Limited (the “Company”) is in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated April 14, 2016 regarding the above-referenced Amendment No. 2 to the Registration Statement on Form F-1 (File No. 333-208584) filed with the Commission on March 30, 2016 (the “Registration Statement”). For your convenience, each of the Staff’s comments has been set forth below in bold italics, and our response to that comment immediately follows. The Company has also revised the Registration Statement in response to the Staff’s comments and is filing its Amendment No. 3 to the Registration Statement on Form F-1 on EDGAR (the “Amended F-1”) that reflects these revisions and updates and clarifies certain other information.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Amended F-1. Page references in the text of this response letter correspond to page numbers in the Amended F-1.

Securities and Exchange Commission

Division of Corporation Finance

April 19, 2016

Response to Staff Comments

Management’s Discussion and Analysis of Financial Condition and Results of Operations Corporate Structure, page 68

1. We note your disclosure here that you are in the process of formalizing “the arrangement and the formal agreement.” Please clarify, if true, that this arrangement and formal agreement is the extension of the Sponsor Lock-in Agreement. Additionally, please file the Sponsor Lock-in Agreement and any extension thereto as an exhibit to this registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 68 to address the Staff’s comment. The Company submits that the Amendment to the Sponsor Lock-in Agreement is an extension of the existing Sponsor Lock-in Agreement. Pursuant to the termination provision of the Sponsor Lock-in Agreement, the agreement shall terminate if (i) the AZI Founders cease to own any AZI shares, (ii) the non-founder investors cease to own any Azure Power Global Limited shares, (iii) the parties agree to terminate the agreement or (iv) the Company’s initial public offering is not completed by December 31, 2015. The Amendment to the Sponsor Lock-in Agreement amends (iv) above by extending the initial public offering deadline date to July 31, 2016. The Company is working with the parties to the agreement to execute the Amendment to the Sponsor Lock-in Agreement, the terms of which have been agreed to in principle, before the Company commences its roadshow. Accordingly, the Sponsor Lock-in Agreement and the form of the Amendment to the Sponsor Lock-in Agreement have been filed as Exhibits 10.6 and 10.7, respectively, to the Amended F-1. Once the Amended and Restated Sponsor Lock-in Agreement is executed, the actual amended and restated agreement will be filed as an exhibit.

Financial Metrics

Nominal Contracted Payments, page 71

2. We note your response to comment 1. Please disclose the formula or calculation used by your power generation software to determine estimated annual energy output for your solar projects; also disclose the estimated annual energy output you used to calculate your nominally contracted payments and portfolio run-rate. In this regard, if you utilize “P” factor production level or something similar, please disclose it. Additionally, please tell us if you have used this calculation since the inception of all projects with scheduled price changes or if this represents a recent change in policy. If the latter, please provide us with your assessment of whether this

Securities and Exchange Commission

Division of Corporation Finance

April 19, 2016

change constitutes a change in accounting principle of your revenue recognition policy for PPAs with scheduled price changes. A change in accounting principle, as defined in ASC 250, includes a change in the method of applying an accounting principle.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 72 and 73 to address the Staff’s comment. The Company submits that its power generation software calculates the estimated annual energy output by using the following formula:

E = A * r * H * PR

E = Energy (kWh)

A = Total solar panel Area (m²)

r = Solar panel efficiency (%)

H = Annual global radiation at the collector plane

PR = Performance ratio, coefficient for losses (ranges between 0.5 and 0.95)

Performance ratio is a quantity which represents the ratio of the effectively produced (used) energy to the energy which would be produced by a “perfect” system continuously operating at standard test condition under the same radiation, taking into account losses such as array losses (shadings, incident angle modifier, photovoltaic conversion, module quality, mismatch and wiring) and system losses (inverter efficiency, transformer efficiency and transmission losses).

In addition, the Company has disclosed the estimated annual energy output used to calculate nominally contracted payments and portfolio run-rate on pages 73 and 74 of the Amended F-1.

For calculating nominal contracted payments and portfolio run-rate of committed projects, the Company assumes a 50% probability of achieving the generation numbers projected by the power generation software, which is net of the annual estimated decrease in rated capacity based on the technology installed. For operating projects, instead of the formula described above, the Company uses the actual electricity generation of the year net of the annual estimated decrease in rated capacity based on the technology installed.

The Company submits that they have used the above method of calculation since the inception of all projects, including scheduled price changes where applicable.

Securities and Exchange Commission

Division of Corporation Finance

April 19, 2016

Financial Statements

Note 1(b) Formation and initial public offering (‘IPO’), page F-9

3. Your response to the first bullet point of comment 2 indicates that the terms of the AZI compulsory convertible preferred shares and compulsory convertible debentures were increased from 10 years to 20 years. Please tell us why such term increase did not result in additional consideration provided to these holders through increased fair value of such securities. Although you indicate that the term increase “is not pertinent” since the securities will convert into APGL equity shares immediately prior to the IPO, IPO effectiveness is not solely within your control. Accordingly, explain in sufficient detail why you believe the term increase should have no impact for accounting purposes. Ensure you tell us the reason why you modified the terms of these securities.

The Company acknowledges the Staff’s comment and respectfully submits that the increase in term of AZI compulsorily convertible preferred shares (“CCPS”) and compulsorily convertible debentures (“CCDs”) from 10 years to 20 years was undertaken because investors of later series of convertible securities had negotiated 20 year terms and, as part of the exchange of AZI shares for Azure Power Global Limited shares, we wanted to make the terms across the series consistent to the extent possible.

The Company acknowledges that IPO effectiveness is not solely within its control, and therefore we had evaluated other scenarios for conversion/buyback for these securities as specified below.

Series A, B, C, D and F CCPS, classified as Mezzanine CCPS, require the Company to buyback the Mezzanine CCPS at a predetermined price in the event the buyback obligation does not occur by February 25, 2016. The predetermined buyback price for each series ranges between 140% and 200% of the cash paid for the applicable series, plus accrued and unpaid dividend. The buyback price for each series of Mezzanine CCPS are as follows:

•	Series A CCPS— 140% of the cash paid for the Series A CCPS, plus accrued and unpaid dividends;

•	Series B, C and D CCPS— 200% of the cash paid for the respective series of CCPS, plus accrued and unpaid dividends; and

•	Series F CCPS— 150% of the cash paid for the Series F CCPS, plus accrued and unpaid dividends.

As such, the cost of the buyback for these Mezzanine CCPS is predetermined and does not vary with the change in tenure from 10 years to 20 years.

Furthermore, in accordance with the Staff’s guidance on redeemable equity securities (included in Codification at ASC 480-10-S99-3A), the Mezzanine CCPS are being accreted to their buyback value through February 25, 2016, the earliest buyback date on a straight line basis, so that the carrying amount will equal the mandatory redemption value at such date. The accretion to the mandatory redemption value is undertaken through February 25, 2016, which is not impacted by the change in the tenure from 10 years to 20 years as the accretion term in itself is less than 10 years from the date of issuance. Lastly, the conversion ratio for conversion of these Mezzanine CCPS into equity shares remained unchanged. Therefore, the Company concluded that the change in the tenure from 10 years to 20 years did not have any impact on the accounting for these Mezzanine CCPS.

Securities and Exchange Commission

Division of Corporation Finance

April 19, 2016

The CCDs and the Series E of CCPS are eligible to receive returns in the range of 15% to 20% per annum. The CCDs and the Series E CCPS, along with the aforementioned returns, would be converted into equity shares either upon the exercise of the conversion option held by the holders of these instruments or upon maturity. The per annum return on the CCDs and the Series E CCPS is not affected as result of the increase in the tenure from 10 years to 20 years and as such, the Company submits that the aforesaid change in tenure of the CCDs and the Series E CCPS does not significantly modify the fair value of such securities.

In addition, the Company evaluated the impact on the fair value of the CCDs and the Series E CCPS as a result of the change in the tenure from 10 to 20 years. The Company submits that the economic life (the expected holding period) of these securities was not impacted by the increase in the tenure for those instruments and as such, the change in the total fair value of these securities was not significant. Furthermore, the parties agreed that the change in tenure from 10 to 20 years should not result in additional consideration being provided to the holder of the Series E CCPS or CCDs and therefore no such additional consideration was paid by the Company.

4. We note your response to the fourth bullet point in comment 2 regarding why you believe it is appropriate to attribute no value to the non-controlling interest in AZI still held by the AZI founders. We also note your statement that the accounting for a transaction between entities under common ownership is the same as the accounting for common control transactions and, as such, the reorganization transactions should not create a non-controlling interest where one did not previously exist. We believe that, under U.S. GAAP, a non-controlling interest created as a result of a common control transaction would generally be recorded in accordance with ASC 810 at the book value of the non-controlling interest in the subsidiary. To help us fully understand your assertion that transfer restrictions and the pro rata distribution of any Excess Return resulted in a lack of economic substance for the non-controlling interest , please provide us with the following information:

•	Tell us whether the AZI Sponsors have any rights, contractually or otherwise, to the income attributable to the AZI equity shares they continue to hold and/or to dividends on such shares during any periods prior to the acquisition of such shares by APGL.

The Company respectfully submits that the AZI Sponsors have legal rights in income attributable to the AZI equity shares they continue to hold and/or to dividends on such shares during any periods prior to the acquisition of such shares by Azure Power Global Limited. However, they have contractually foregone most of these rights.

Pursuant to the AZI Shareholders’ Agreement, declaration of any dividend or distribution to shareholders by AZI requires Azure Power Global Limited’s consent. The non-founder investors are the majority shareholders of Azure Power Global Limited and, as such, the exercise of the consent and payment of dividend or distribution to shareholders of AZI, including the AZI Sponsors, is within the control of the non-founder investors. The Company respectfully submits that though the AZI Sponsors are legally entitled to income attributable to shares, without the consent of the non-founder investors, AZI Sponsors would not receive income attributable to the AZI equity shares they continue to hold and/or to dividends on such shares.

Securities and Exchange Commission

Division of Corporation Finance

April 19, 2016

The Company further submits that as of the date of this submission, AZI has not paid any cash dividends on its equity shares and does not intend to pay dividends to its equity shareholders, including Azure Power Global Limited, in the foreseeable future.

•	Tell us whether any income or loss has been allocated to the non-controlling interest related to the equity interest in AZI still held by the AZI Sponsors on an actual or a pro forma basis and explain the reasons supporting your treatment.

The Company respectfully submits that no income or loss has been allocated to the non-controlling interest related to the equity interest in AZI still held by the AZI Sponsors on an actual or a pro forma basis.

ASC 810-10-45-20 requires net income or loss and comprehensive income or loss to be attributed to the controlling and non-controlling interests; however it does not prescribe a method for making these attributions. The Company submits that net income or loss and comprehensive income or loss should be attributed between controlling and non-controlling interests based on the terms of a substantive profit sharing agreement. If a substantive profit sharing agreement does not exist, the relative ownership interests in the subsidiary may be used for attribution of net income or loss and comprehensive income or loss to be attributed to the controlling and non- controlling interests.

Pursuant to the call option established in the AZI Shareholder Agreement and the Sponsor Lock-in Agreement, if the AZI Sponsors sell their shares in AZI above face value of the shares, which is Rs. 10 or US$0.15 per share (the “Face Value”), plus taxes and expenses incurred by the AZI Sponsors on the transfer of such shares (the “Excess Return”), such Excess Return is to be distributed among the founders and non-founder investors pro rata based on their as-converted shareholding in Azure Power Global Limited. Detailed information regarding the call option and the Sponsor Lock in Agreement has been provided in earlier filings.

Distributions in the form of dividends are within the control of the non-founder investors. The Company does not have a history of declaring dividends and has indicated that it has no plans to declare dividends in the foreseeable future. If the AZI Sponsors were to sell their interests, the non-founder investors would be entitled to a pro rata share of the Excess Return. The distribution of the Excess Return is, in the Company’s judgment, akin to a dividend/distribution, which under GAAP is recorded when declared. Once the AZI Sponsors have received the Face Value of the shares plus taxes, expenses and their pro rata share of the Excess Return, all profit and loss in AZI would be attributable to Azure Power Global Limited. Therefore, we concluded that the existence of the aforesaid arrangements, the restrictions on the transfer of AZI equity shares by the AZI Sponsors, and the pro rata distribution of the Excess Return in substance result in a substantive profit sharing agreement, whereby the net income or loss and comprehensive income or loss should not be attributed to the non-controlling interest held by AZI founders.

Securities and Exchange Commission

Division of Corporation Finance

April 19, 2016

•	Explain to us the reason(s) why the reorganization transaction was structured such that the AZI Founders/Sponsors retained their equity shares in AZI rather than surrendered such shares for shares of APGL.

The Company respectfully submits that the substantial part of the shareholding of AZI Founders/Sponsors in AZI is held through resident Indian shareholders. Without undergoing a lengthy and uncertain government approval process, shares held by the AZI Founders/Sponsors could not have been exchanged for Azure Power Global Limited shares and would instead need to be sold to Azure Power Global Limited for cash consideration in accordance with the minimum pricing guidelines prescribed by the Reserve Bank of India for transfers to non-resident shareholders. The Company, therefore, determined that it was in its best interests to invest its capital in the growth of the business, rather than in the payment of cash consideration to the AZI Founders/Sponsors.

Securities and Exchange Commission

Division of Corporation Finance

April 19, 2016

We hope that the foregoing has been responsive to the Staff’s comments. Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey, Esq.

Thomas J. Ivey, Esq.

cc: Azure Power Global Limited

Inderpreet Wadhwa
Sandeep Chopra

cc: Latham & Watkins LLP

Kirk A. Davenport II, Esq
Wesley C. Holmes, Esq

Ernst & Young Associates LLP

Kapil Jain